SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             GOLDEN BEAR GOLF, INC.
                      -----------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                    380975102
                                 --------------
                                 (Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



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CUSIP NO. 380975102                                     13G           PAGE 2

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GOLDEN BEAR INTERNATIONAL, INC.

2          Check the appropriate Box if a Member of a Group            (a) [ ]
           (SEE INSTRUCTIONS)                                          (b) [X]

3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           FLORIDA

NUMBER OF                     5         SOLE VOTING POWER
SHARES                                  1,320,000
BENEFI-
CIALLY                        6         SHARED VOTING POWER
OWNED BY                                0
EACH
REPORTING                     7         SOLE DISPOSITIVE POWER
PERSON                                  1,320,000
WITH                          8         SHARED DISPOSITIVE POWER
                                        0

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,320,000

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)             [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           32.5%

12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO

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Item 1(a).                 NAME OF ISSUER.

                           The name of the issuer is Golden Bear Golf, Inc. (the "Issuer").

Item 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                           The address of the Issuer's principal executive office is 11780 U.S. Highway One, North Palm Beach, Florida 33408.

Item 2(a).                 NAME OF PERSON FILING.

                           This report is being filed by Golden Bear
                           International, Inc. (the "Reporting Person").

Item 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                           11780 U.S. Highway One, North Palm Beach, Florida 33408.

Item 2(c).                 CITIZENSHIP.

                           The Reporting Person is a corporation organized and existing under the laws of the State of Florida.

Item 2(d).                 TITLE OF CLASS OF SECURITIES.

                           This report relates to the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock").

Item 2(e).                 CUSIP NUMBER.

                           380975102

Item 3.                    Not applicable.

Item 4.                    OWNERSHIP.

                           (a) As of December 31, 1996, the Reporting Person beneficially owned 1,320,000 shares of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Common Stock").

                                    As described in greater detail below, each
                           share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Accordingly, for purposes of this filing, the

                                     Page 3

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                           Reporting Person will be deemed to beneficially own
                           of an aggregate of 1,320,000 shares of Class A Common Stock.

                           (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a "Permitted Transferee," as that term is defined in the Issuer's Articles of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 1,320,000 shares of Class A Common Stock, which would constitute 32.5% of the number of shares of Class A Common Stock outstanding.

                                    Each share of Class A Common Stock entitles
                           the holder to one vote on each matter submitted to a vote of the Issuer's shareholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 1,320,000 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 43.5% of the aggregate voting power of the Issuer.

                           (c) The Reporting Person has sole voting and dispositive power with respect to the 1,320,000 shares of Class B Common Stock held directly by the Reporting Person.

Item 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not applicable.

Item 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON.

                           Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not applicable.

Item 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP.

                           Not applicable.

Item 9.                    NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable.

Item 10.                   CERTIFICATION.

                           Not applicable.

                                     Page 4

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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                        GOLDEN BEAR INTERNATIONAL, INC.


                                        /s/ RICHARD P. BELLINGER
                                        -------------------------------------
Date: February 14, 1997                 Richard P. Bellinger
                                        President and Chief Executive Officer





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